SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 11-K

          ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Fiscal Year ended December 31, 1997

                       OWENS CORNING
                 SAVINGS AND SECURITY PLAN

                       OWENS CORNING
                 One Owens Corning Parkway
                    Toledo, Ohio  43659

                 Commission File No. 1-3660

-------------------------------------------------------------------------

                    REQUIRED INFORMATION

(a)  Financial Statements.

   1.   Report of Independent Public Accountants

   2.   Statements of Net Assets Available for Benefits - as of
        December 31, 1997 and 1996

   3.   Statements  of  Changes  in  Net  Assets
        Available for Benefits - for the years ended December 31, 1997 and 1996

   4.   Notes to Financial Statements

   5.   Supplemental Schedules:

            Schedule I - Item 27a - Schedule of Assets Held for Investment
                   Purposes as of December 31, 1997

            Schedule II - Item 27d - Schedule of Reportable Transactions
                    for the Year Ended December 31, 1997

(b)  Exhibit.

   Consent of Arthur Andersen LLP

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         OWENS CORNING
                         SAVINGS AND SECURITY PLAN


                         By: /s/ Michael I. Miller
                             Michael I. Miller
                             Chairman, Investment Review Committee


                         Dated:  June 29, 1998

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator
of the Owens Corning
Savings and Security Plan:

We have audited the accompanying statements of net assets available for benefits of the OWENS CORNING SAVINGS AND
SECURITY PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens Corning Savings and Security Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                   ARTHUR ANDERSEN LLP

Toledo, Ohio,
May 1, 1998

                                       -1-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1997 AND 1996

                                                                1 9 9 7
                                                      Supplemental Information By Fund
                                 ------------------------------------------------------------
                                    Company      Managed                   Inter-
                                     Stock       Equity      Balanced     national
                                      Fund        Fund         Fund         Fund
                                  ------------- ------------- ---------   ---------------
ASSETS:
Investments (Notes 1 and 2):
  Investment in master trust
    collective funds             $  32,861,871 $          -  $         -   $        -
  Investment in mutual funds                 -   13,988,247    1,608,357    1,385,572
  Loans to participants (Note 3)             -            -            -            -
  Accrued interest income                    -            -            -            -
Due from Owens Corning (Note 1)        247,940       82,752       10,587        8,524
                                 -------------  ------------  ----------  ------------

  NET ASSETS AVAILABLE FOR
    BENEFITS                     $  33,109,811 $ 14,070,999  $ 1,618,944   $ 1,394,096
                                 ============= ============  ============  ===========



        The accompanying notes are an integral part of these statements.

                                       -2-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           AS OF DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                     1 9 9 7
                                                      Supplemental Information By Fund
                                  -----------------------------------------------------------------------
                                    Spartan US      Retirement                Growth and    Blue Chip
                                   Equity Index      Money Mkt     Puritan      Income       Growth
                                       Fund          Portfolio      Fund       Portfolio      Fund
                                  ---------------  ------------  -----------  ------------ ------------
ASSETS:
Investments (Notes 1 and 2):
  Investment in master trust
    collective funds              $          -      $        -     $        -  $        -   $        -
  Investment in mutual funds         4,556,444       7,798,845        159,699     895,539      688,375
  Loans to participants (Note 3)             -               -              -           -            -
  Accrued interest income                    -               -              -           -            -
Due from Owens Corning (Note 1)         27,894          65,540          1,422        6,243       4,800
                                --------------     ------------   -----------   ----------  -----------

    NET ASSETS AVAILABLE FOR
      BENEFITS                     $ 4,584,338      $7,864,385     $  161,121  $  901,782   $  693,175
                                ==============     ===========    ============  ==========  ===========



        The accompanying notes are an integral part of these statements.

                                       -3-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1997 AND 1996
                                     (Continued)

                                                                1 9 9 7
                                                      Supplemental Information By Fund
                                       -------------------------------------------------   -----------
                                         Diversified  Investment  Emerging     Loans to
                                        International   Grade      Growth      Partici-
                                           Fund       Bond Fund    Fund         pants         Total
                                       ------------------------------------  -----------   -----------

ASSETS:
Investments (Notes 1 and 2):
  Investment in master trust
    collective funds                   $        -     $        -  $       -   $       -    $ 32,861,871
  Investment in mutual funds               67,959         69,832    240,500           -      31,459,369
  Loans to participants (Note 3)                -              -          -     166,760         166,760
  Accrued interest income                       -              -          -           -               -
Due from Owens Corning (Note 1)               402            434      1,605           -         458,143
                                      ------------    ----------  ---------- ----------    ------------

  NET ASSETS AVAILABLE FOR BENEFITS    $   68,361     $   70,266  $ 242,105   $ 166,760    $ 64,946,143
                                      ============    ==========  ========== ==========    ============




        The accompanying notes are an integral part of these statements.

                                       -4-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                   1 9 9 6
                                                      Supplemental Information By Fund
                                           -------------------------------------------------
                                              Company      Managed                    Inter-
                                               Stock       Equity      Balanced     national
                                               Fund         Fund         Fund         Fund
                                         ------------  -----------    ---------    ---------
ASSETS:
Investments (Notes 1 and 2):
  Short-term investments                  $     6,099    $         -    $       -    $        -
  Owens Corning common stock,
    847,984 shares at $42.625 per
    share (cost $28,247,778)               36,145,318              -            -             -
  Investment in master trust
    collective funds                                -     10,256,273      733,823     1,034,137
  Accrued interest income                      53,864              -            -             -
Due from Owens Corning(Note 1)                518,270         28,902        5,885         6,164
                                          ------------  ------------   ------------   ---------
NET ASSETS AVAILABLE FOR BENEFITS         $36,723,551    $10,285,175    $ 739,708    $1,040,301
                                          ============  ============   ========================




        The accompanying notes are an integral part of these statements.

                                       -5-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                          1 9 9 6
                                           Supplemental Information By Fund
                                              -------------------------------
                                             Indexed        Fixed
                                              Equity       Income
                                               Fund         Fund        Total
                                            ---------    ---------    ---------

ASSETS:
Investments (Notes 1 and 2):
  Short-term investments                  $        -   $        -   $    6,099
  Owens Corning common stock, 847,984
    shares at $42.625 per share
    (cost $28,247,778)                             -            -   36,145,318
  Investment in master trust
    collective funds                       2,906,768    7,058,817   21,989,818
Accrued interest income                            -            -       53,864
Due from Owens Corning(Note 1)                 6,697       54,349      620,267
                                        ------------ ------------ ------------

    NET ASSETS AVAILABLE FOR BENEFITS     $2,913,465   $7,113,166   $58,815,366
                                        ============ ============ ============




        The accompanying notes are an integral part of these statements.

                                       -6-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                           --------------------------------------------------
                                             Company       Managed                    Inter-
                                              Stock        Equity      Balanced      national
                                               Fund         Fund         Fund          Fund
                                         ------------ ------------ ------------ ------------
INVESTMENT INCOME (Note 2):
Interest and dividends                    $   56,759   $ 1,287,975   $  101,954   $  141,654
Net interest in master trust
  investment income (loss)                 1,162,956    (2,890,312)     (66,671)     (76,518)
Interest on loans to participants                209           285           60           99
Realized gain on disposition of
  investments                                160,982       628,425       48,729       60,722
Unrealized appreciation (depreciation)
  of investments                          (7,897,539)    3,666,205      135,802     (17,862)
                                          ------------ ------------ ------------ ------------
                                          (6,516,633)    2,692,578      219,874      108,095
                                          ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants                               4,956,369     2,528,062      436,270      468,177
Owens Corning                              3,575,058         3,547        1,462          494
                                          ------------ ------------ ------------ ------------
                                           8,531,427     2,531,609      437,732      468,671
                                          ------------ ------------ ------------ ------------
OTHER:
Distributions to participants (Note 4)   (3,429,661)    (1,213,049)    (186,640)    (175,389)
Election of redistribution among funds
  (Note 1)                               (1,389,796)      (133,548)     387,340      (17,776)
Administrative expenses (Note 1)            (138,861)      (40,964)      (2,997)      (2,579)
Participant loan activity (Note 3)               905         1,762           66          (81)
Rollovers and other                         (671,121)      (52,564)       23,861     (27,146)
                                          ------------ ------------ ------------ ------------
                                          (5,628,534)   (1,438,363)      221,630    (222,971)
                                          ------------ ------------ ------------ ------------
    Net increase (decrease)               (3,613,740)    3,785,824      879,236      353,795
                                          ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
beginning of year                         36,723,551    10,285,175      739,708    1,040,301
                                          ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
end of year                              $33,109,811   $14,070,999  $1,618,944    $1,394,096
                                         ============ ============ ============ ============

             The accompanying notes are an integral part of these statements.

                                       -7-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                           -----------------------------------------------------------
                                             Indexed       Fixed       Spartan US   Retirement
                                              Equity      Income      Equity Index  Money Mkt
                                              Fund         Fund          Fund         Portfolio
                                           ----------   ----------   -------------   -------  -----     -------
INVESTMENT INCOME (Note 2):
Interest and dividends                    $        -   $        - $     71,014   $  298,859
Net interest in master trust
  investment income (loss)                   140,856       63,009            -            -
Interest on loans to participants                  -            -          382        8,941
Realized gain on disposition of
  investments                                      -            -       74,962            -
Unrealized appreciation (depreciation) of
  investments                                      -            -      699,339      (3,695)
                                         ------------ ------------ -----------  -----------
                                             140,856       63,009      845,697      304,105
                                         -----------   ----------- -----------  -----------
CONTRIBUTIONS (Notes 1 and 4):
Participants                                 193,540      414,641      658,774    1,308,893
Owens Corning                                      -            -        1,979       21,375
                                          ----------- ------------ ------------ ------------
                                             193,540      414,641      660,753    1,330,268
                                          ----------  -----------  -------------  --  ------------
OTHER:
Distributions to participants (Note 4)      (171,769)    (364,287)    (262,490)  (1,083,753)
Election of redistribution among funds
  (Note 1)                                (3,071,413)  (7,217,851)   3,270,208    6,632,380
Administrative expenses (Note 1)              (4,193)      (8,484)        (511)     (16,028)
Participant loan activity (Note 3)                 -            -        1,198     (19,659)
Rollovers and other                             (486)        (194)       69,483     717,072
                                          ------------ ------------ ------------ ------------
                                         (3,247,861)  (7,590,816)    3,077,888    6,230,012
                                          ------------ ------------ ------------ ------------
    Net increase (decrease)              (2,913,465)  (7,113,166)    4,584,338    7,864,385
                                          ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
beginning of year                         2,913,465    7,113,166             -            -
                                          ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
end of year                               $       -   $        -    $4,584,338   $7,864,385
                                        ============ ============ ============ ============


        The accompanying notes are an integral part of these statements.

                                       -8-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                    -----------------------------------------------------------
                                                  Growth and   Blue Chip    Diversified
                                      Puritan       Income      Growth     International
                                       Fund        Portfolio     Fund          Fund
                                    ------------ ------------ ------------ ------------
INVESTMENT INCOME (Note 2):
Interest and dividends               $    9,475  $   28,984   $  28,743    $    2,179
Net interest in master trust
  investment income (loss)                    -           -           -             -
Interest on loans to participant             83         148         685             -
Realized gain on disposition of
  investments                               745       3,720       3,413          (219)
Unrealized appreciation (depreciation) of
  investments                              (280)     35,804      14,324        (2,797)
                                    ------------ ------------ ------------ ------------
                                         10,023      68,656      47,165          (837)
                                    ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants                             43,161     173,255     148,850        30,730
Owens Corning                               327       1,133       1,150            37
                                    ------------ ------------ ------------ ----------
                                         43,488     174,388     150,000        30,767
                                    ------------ ------------ ------------ ----------
OTHER:
Distributions to participants
  (Note 4)                               (5,963)   (14,418)    (22,880)        (2,834)
Election of redistribution among
  funds (Note 1)                        113,498    655,616      480,032         41,286
Administrative expenses (Note 1)           (225)      (830)        (593)           (21)
Participant loan activity (Note 3)          300     (5,083)     (10,076)             -
Rollovers and other                           -     23,453       49,527              -
                                     ------------ ------------ ------------ ------------
                                        107,610    658,738      496,010         38,431
                                     ------------ ------------ ------------ ------------
    Net increase (decrease)             161,121    901,782      693,175         68,361
                                     ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
beginning of year                             -          -            -              -
                                     ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
end of year                          $  161,121  $ 901,782     $693,175      $  68,361
                                     ============ ============ ============ ============

        The accompanying notes are an integral part of these statements.

                                       -9-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                             1 9 9 7
                                                 Supplemental Information By Fund
                                           -----------------------------------------------
                                            Investment   Emerging      Loans to
                                              Grade       Growth       Partici-
                                            Bond Fund         Fund        pants        Total
                                         ------------ ------------ ------------ ------------
INVESTMENT INCOME (Note 2):
Interest and dividends                    $    1,339   $   46,219            -   $2,075,154
Net interest in master trust
  investment income (loss)                         -            -            -  (1,666,680)
Interest on loans to participants                 39           94            -       11,025
Realized gain on disposition of
  investments                                      -        1,359            -      982,838
Unrealized appreciation (depreciation) of
  investments                                    950     (42,502)            -  (3,412,251)
                                          ------------ ------------ ------------ ------------
                                               2,328        5,170            -  (2,009,914)
                                          ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants                                  16,164       47,210            -   11,424,096
Owens Corning                                     69          145            -    3,606,776
                                          ------------  ------------ ----------- -----------
                                              16,233       47,355            -   15,030,872
                                          ------------  ------------ ----------- ------------
OTHER:
Distributions to participants (Note 4)          (187)      (3,410)      (9,559)  (6,946,289)
Election of redistribution among funds
  (Note 1)                                    51,682      198,342            -            -
Administrative expenses (Note 1)                (98)        (137)            -     (216,521)
Participant loan activity (Note 3)               308          244       30,116            -
Rollovers and other                                -      (5,459)      146,203      272,629
                                          ------------ ------------ ------------ ------------
                                              51,705      189,580      166,760   (6,890,181)
                                          ------------ ------------ ------------ ------------
    Net increase (decrease)                   70,266      242,105      166,760    6,130,777
                                          ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
beginning of year                                  -            -            -   58,815,366
                                          ------------ ------------ ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
end of year                               $   70,266   $  242,105   $  166,760  $64,946,143
                                        ============ ============ ============ ============


              The accompanying notes are an integral part of these statements.

                                      -10-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                           -----------------------------------------------------------
                                             Company      Managed                   Inter-
                                              Stock       Equity      Balanced     national
                                              Fund         Fund         Fund         Fund
                                           ------------ ------------ ------------ ------------

INVESTMENT INCOME (Note 2):
Interest and dividends                    $  121,585     $        -  $        -   $        -
Net interest in master trust
  investment income (loss)                         -      1,707,580      75,458      127,667
Realized gain on disposition of
  investments                                 75,849              -           -            -
Unrealized appreciation (depreciation)
  of investment in Owens Corning common
  stock                                   (1,352,531)             -           -        -
                                          ------------ ------------ ------------ ------------
                                          (1,155,097)     1,707,580      75,458      127,667
                                          ------------ ------------ ------------ ------------
CONTRIBUTIONS (Notes 1 and 4):
Participants                               4,934,115      2,282,628     300,971      419,148
Owens Corning                              4,165,303          9,026       2,847        1,699
                                          ------------ ------------ ------------ ------------
                                           9,099,418      2,291,654     303,818      420,847
                                          ------------ ------------ ------------ ------------
OTHER:
Distributions to participants (Note 4)    (3,360,743)      (920,744)    (85,374)    (113,288)
Election of redistribution among funds
  (Note  1)                                  158,536        (89,072)     76,547       28,544
Administrative expenses (Note 1)            (107,439)       (24,772)     (1,794)      (2,515)
Rollovers and other                           14,088        (76,217)     (1,239)      (5,815)
                                          ------------ ------------ ------------ --------------
                                          (3,295,558)    (1,110,805)    (11,860)     (93,074)
                                          ------------ ------------ ------------ --------------
    Net increase                           4,648,763      2,888,429     367,416      455,440
                                          ------------ ------------ ------------ --------------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                       32,074,788      7,396,746     372,292      584,861
                                          ------------ ------------ ------------ --------------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                            $36,723,551    $10,285,175  $  739,708   $1,040,301
                                          ============ ============ ============ ===============

        The accompanying notes are an integral part of these statements.

                                      -11-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                 1 9 9 6
                                         Supplemental Information By Fund
                                           --------------------------------
                                             Indexed       Fixed
                                              Equity      Income
                                              Fund         Fund         Total
                                         ------------ ------------  -----------

INVESTMENT INCOME (Note 2):
Interest and dividends                    $        -   $        -    $ 121,585
Net interest in master trust
  investment income (loss)                   500,457      391,185    2,802,347
Realized gain on disposition of
  investments                                      -            -       75,849
Unrealized appreciation (depreciation) of
  investment in Owens Corning common stock         -            -   (1,352,531)
                                        ------------ ------------    -----------
                                             500,457      391,185    1,647,250
                                        ------------ ------------  -----------
CONTRIBUTIONS (Notes 1 and 4):
Participants                                 678,236    1,693,207   10,308,305
Owens Corning                                  4,828       45,710    4,229,413
                                        ------------ ------------  -----------
                                             683,064    1,738,917   14,537,718
                                        ------------ ------------  -----------
OTHER:
Distributions to participants (Note 4)     (286,708)  (1,047,820)  (5,814,677)
Election of redistribution among funds
  (Note 1)                                   (7,999)    (166,556)           -
Administrative expenses (Note 1)             (9,406)     (19,464)    (165,390)
Rollovers and other                         (23,461)     (11,393)    (104,037)
                                        ------------ ------------  -----------
                                           (327,574)  (1,245,233)  (6,084,104)
                                        ------------ ------------  -----------
    Net increase                            855,947      884,869   10,100,864
                                        ------------ ------------  -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                       2,057,518    6,228,297   48,714,502
                                        ------------ ------------  -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                            $2,913,465   $7,113,166  $58,815,366
                                        ============ ============  ===========

        The accompanying notes are an integral part of these statements.

                                -12-
                            OWENS CORNING
                      SAVINGS AND SECURITY PLAN

                    NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES

Operations of the Plan
----------------------
The Owens Corning Savings and Security Plan (the Plan) principally benefits designated groups of employees of Owens Corning and certain subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Effective April 1, 1997, the Company changed the Plan's trustee from Citibank, N.A., New York (the prior Trustee) to Fidelity Management Trust Company (the Trustee). The change resulted in the liquidation of two investment options and the addition of eight investment options.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Plan Contributions
------------------
Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to
Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the Plan's Trustee as soon as deducted from the participant's paycheck.

The Plan provides a Savings Contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available.

The Company matches participants' contributions at various negotiated rates. The Company may, at its discretion, make an annual profit sharing contribution to the Plan. One-half of the Company's annual profit sharing contribution, if any, will be invested exclusively in Company stock. The Company made a profit sharing contribution for approximately $93,000 and $220,000 in 1997 and 1996, respectively, included as due from Owens Corning in the financial statements.

The Company may, at its option, make Company contributions in the form of cash or certain contributions can be made in the form of an equivalent number of shares of common stock of the Company. No Company contributions in the form of shares of common stock were made in 1997 or 1996.

                                -13-
                            OWENS CORNING
                      SAVINGS AND SECURITY PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

 (1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES
     (Continued)

Plan Investment Options
-----------------------
Each participant elects to have his contribution invested in increments among the investment funds made available under the Plan. Currently, the following twelve investment funds are available to participants:

 Company Stock Fund
 ------------------
 Consists primarily of investments in Owens Corning common stock.

 Managed Equity Fund
 -------------------
 Presently invested in shares of the Acorn Fund, which invests principally in domestic and foreign common stocks but may also include securities convertible into common stocks and equity securities of a class different than common stock.

 Balanced Fund
 -------------
 Presently invested in the Dodge & Cox Balanced Fund, which invests in both debt and equity securities.

 International Fund
 ------------------
 Presently invested in the Templeton Group Foreign Fund I, which invests in stocks and debt securities of companies and governments outside the United States.

 Spartan US Equity Index Fund
 ----------------------------
 Primarily invested in the companies whose securities are included in or based upon the value of the Standard & Poor's 500 Index.

 Retirement Money Market Portfolio
 ---------------------------------
 Primarily invests in high-quality short-term U.S. dollar denominated money market securities of domestic and foreign issuers.
 Investments include short-term corporate obligations, U.S.
 government obligations and certificates of deposit.

 Puritan Fund
 ------------
 Primarily invests in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any quality or maturity.

 Growth and Income Portfolio
 ---------------------------
 Primarily invests in U.S. and foreign stocks.

 Blue Chip Growth Fund
 ---------------------
 Primarily invests in common stocks of well-known and established companies and companies with strong earnings and future growth potential.

                                -14-
                            OWENS CORNING
                      SAVINGS AND SECURITY PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES
     (Continued)

 Diversified International Fund
 ------------------------------
 Primarily invests in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE index.

 Investment Grade Bond Fund
 --------------------------
 Invests in a broad variety of fixed-income obligations that are primarily rated with medium to high quality and are of any maturity.

 Emerging Growth Fund
 --------------------
 Primarily invests in stocks of small and medium-sized companies in the developing stages of their life cycle that have the potential for accelerated earnings or revenue growth.

The Company matching contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions under the Savings Contribution are invested as participants direct among the Plan's investment funds.

Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 31, 1997, was as follows:

 Company        Managed                                   Spartan US
  Stock         Equity        Balanced   International    Equity Index
  Fund           Fund           Fund          Fund           Fund
-----------  ------------   ----------  ---------------   -------------
 6,011          2,346           636            675           1,348

 Retirement                   Growth and    Blue Chip     Diversified
Money Market    Puritan         Income       Growth      International
 Portfolio       Fund         Portfolio       Fund           Fund
---------    -------------- ------------  ------------- -------------
 2,546            96            284           277            75

Investment             Emerging
Grade Bond              Growth
   Fund                  Fund
------------         --------------
    41                   114

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value.

                                -15-
                            OWENS CORNING
                      SAVINGS AND SECURITY PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
     POLICIES  (Continued)

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of
Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. The Plan's management believes that the Plan meets the IRS requirements as to both design and operation and therefore continues to be tax exempt. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan.

Proceedings in the Event of Plan Termination
--------------------------------------------
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2)  INVESTMENTS

Through March 31, 1997, the investments of the Plan were held in the Owens Corning Savings Plan Master Trust (Savings Trust) maintained by the prior Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund were separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund were commingled for investment purposes.

Beginning April 1, 1997, investments in the Company Stock Fund are held in the Owens Corning Stock Fund Master Trust (Stock Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Plan interest for the nine months ended December 31, 1997, can be found in a table at the end of this note. Investments in the Managed Equity Fund, Balanced Fund and International Fund are now separately identified to the Plan. Plan interest for the first three months for these funds can be found in the table at the end of this note. The Indexed Equity Fund and the Fixed Income Fund were both liquidated on March 31, 1997 and replaced by the Spartan US Equity Index Fund and the Retirement Money Market Fund, respectively. Six additional investments were also added effective April , 1997, the Puritan Fund, the Growth and Income Portfolio, the Blue Chip Growth Fund, the Emerging Growth Fund, and the Diversified International Fund and the Investment Grade Bond Fund.

                                -16-
                            OWENS CORNING
                      SAVINGS AND SECURITY PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(2)  INVESTMENTS (Continued)

The plan has a proportionate claim on the net assets of the Company Stock Fund as of December 31, 1997, and receives a proportionate share of the investment income of said fund. Following is a summary of the Stock Trust financial statement for the Company Stock Fund as of the nine months ended December 31, 1997, the Plan's interest in net assets and investment income as of and for the nine months ended December 31, 1997 and a summary of the Savings Trust and the Plan's interest in investment income for the three months ended March 31, 1997:


                        Units/                    Current or
                       Contract                    Contract        Plan
                        Value       Cost            Value        Interest
                       --------  ---------      ------------- --------------
ASSETS:

 Investments:
 Owens Corning
  Common Stock        5,100,435  $ 47,228,528    $174,052,344      .187
 Money Market        $2,362,593     2,362,593       2,362,593      .187
 Interest and Dividend
  Receivable                                          391,944      .187
                                                 -------------
  Total Assets                                   $176,806,881
                                                 -------------

LIABILITIES:
 Payables                                             921,296     .187

EQUITY:                                          $175,885,585
                                                ==============

                                      -17-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

(2)  INVESTMENTS (Continued)

                        Company      Managed       Indexed       Fixed              Inter-
                         Stock        Equity        Equity      Income   Balanced national
                          Fund         Fund          Fund        Fund      Fund     Fund
                      -----------  -----------   ------------ --------- ----------- -------




INVESTMENT INCOME:

   Interest          $  (237,639)   $    5,578    $   19,415   $  16,488 $  1,745      $  1,726
   Dividends             707,660             -             -     963,376  148,057             -
   Realized gain
     (loss) on
     disposition of
     investmen  ts    14,606,895       204,695     8,102,859    (138,712)       -        13,494
   Unrealized app-
     reciation
     (depreciation)
     of investments  127,682,267   (21,515,233)   (7,063,698)   (427,864)  (974,047)   (757,853)
                     -----------  -------------- ------------  ----------- ---------- ---------
                    $142,759,183  $(21,304,960)   $1,058,576   $ 413,288  $(824,245)  $(742,633)
                     ===========  ============== ============  =========== ========== =========

  Plan Interest             .008          .136          .133        .152       .081        .103


                                   -18-
                               OWENS CORNING
                         SAVINGS AND SECURITY PLAN

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

(2)  INVESTMENTS (Continued)

Investments are reported at quoted market value in all funds. Unrealized appreciation (depreciation) of investments are reflected as changed in net assets available for benefits. Purchase and sales are recorded on the trade date basis. Realized gain and loss on disposition of investments is computed using average cost.

(3)  LOANS

Loan balances represent rollovers from acquisitions made by the Company during the year. Interest payments are reflected as income to the appropriate Fund in accordance with the participants' current investment election. No new loans will be made to active participants as it is currently not a provision in the plan to do so.

(4)  VESTING, FORFEITURES AND DISTRIBUTIONS

Effective January 1, 1996, the Plan was amended to provide a new vesting schedule whereby participants became 100% vested in Company contributions and earnings thereon after three years of completed service, however, employees with less than three years of service on the effective date will continue to vest at the rate of 20% per year until they reach three years of service at which time they will become 100% vested. Such amounts also become fully vested upon the participant attaining 65 years of age with five years of service, termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 day of termination with the Plan administrator.

Participants may at any time withdraw all or any part of the value of their contributions excluding contributions designated as deferrals; however, participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the withdrawal. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was $21,000 in 1997 and $27,000 in 1996. Prior to January 1, 1989, participants were not permitted to withdraw any part of the value of their contributions designated as deferrals or earnings thereon except in the event of termination of employment with the Company or upon proof of financial hardship deemed adequate by the Plan Administrator. Beginning January 1, 1989, earnings on deferred contributions made subsequent to December 31, 1988, may no longer be withdrawn due to hardship, but participants may withdraw deferred contributions and earnings thereon upon attainment of age 59 1/2 years. Beginning January 1, 1990, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age or deceased.

Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. Stock distributions for the first three months of 1997 from the Company Stock Fund totaled 7,143 shares of stock valued at $276,000. Stock distributions for the nine months ended December 31, 1997 from the Stock Trust for both Plans totaled 119,160 shares of stock valued at $4,674,000. Stock distributions totaled 16,563 shares of stock valued at 629,000 in 1996.

                                       -19-                     SCHEDULE I
                                 OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                           EIN: 34-4323452   PLAN: 014
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997

                                                                                            Current
Identity of Issuer                    Description of Investment             Cost             Value

*Fidelity Management Trust Company  Acorn Fund                          $    10,333,554     $13,988,247
*Fidelity Management Trust Company  Dodge & CoxBalanced Fund                  1,461,446       1,608,357
*Fidelity Management Trust Company  TempletonForeign Fund I                   1,403,070       1,385,572
*Fidelity Management Trust Company  Fidelity PuritanFund                        159,979         159,699
*Fidelity Management Trust Company  Fidelity InvestmentGrade Bond Fund           68,888          69,832
*Fidelity Management Trust Company  Fidelity Growth andIncome Portfolio         859,734         895,539
*Fidelity Management Trust Company  Fidelity Blue ChipGrowth Fund               674,051         688,375
*Fidelity Management Trust Company  Fidelity EmergingGrowth Fund                283,003         240,500
*Fidelity Management Trust Company  Fidelity DiversifiedInternational Fund       70,757          67,959
*Fidelity Management Trust Company  Fidelity RetirementMoney Market Portfolio 7,798,845       7,798,845
*Fidelity Management Trust Company  Spartan US Equity Index Fund              3,764,434       4,556,444

*Fidelity Management Trust Company  Investment in StockTrust collective
                                       funds                                $35,629,251    $ 32,861,871

*Participant Loans                  Loans to participants, interest rates
                                       range from 7% to 10%                 $   166,760    $    166,760
                                                                            -------------   -------------


                                                                            $62,673,772    $ 64,488,000
                                                                            =============   ============

*Represents a party in interest

                                      -20-                  SCHEDULE II
                                 OWENS CORNIONG
                            SAVINGS AND SECURITY PLAN

                           EIN: 34-4323452   PLAN: 014
                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                                    Current Value
                                          Trans-   Purchase    Sales    Cost of       at Trans-      Net Gain/
Party Involved    Description of Assets  actions    Price      Price      Asset     action Date        (Loss)

*Fidelity Management Acorn Fund              178  $11,884,708  $  N/A   $11,884,708  $11,884,708   $        -
  Trust Company
*Fidelity Management Stock Trust Collective  179   40,031,670     N/A    40,031,670   40,031,670            -
  Trust Company        Funds
*Fidelity Management Stock Trust Collective  157      N/A     4,616,288   4,402,418    4,616,288      213,870
  Trust Company        Funds
*Fidelity Management Retirement Money Market 181   11,233,496     N/A    11,233,496   11,233,496            -
  Trust Company        Portfolio
*Fidelity Management Retirement Money Market 159      N/A     3,434,651   3,434,651    3,434,651            -
  Trust Company        Portfolio
*Fidelity Management Spartan US Equity Index 179    4,436,458     N/A     4,436,458    4,436,458            -
  Trust Company        Fund
*Citibank, N.A.      Liquid Reserve Fund      26    2,677,758     N/A     2,677,758    2,677,758            -
                       Commingled Employee
                       Benefit Trust
*Citibank, N.A.      Liquid Reserve Fund      18      N/A     2,683,857   2,683,758    2,683,758            -
                       Commingled Employee
                       Benefit Trust


*Represents a party in interest